Exhibit 99.2

ATIF Holdings Limited Announces Closing of Sale of Leaping Group Co, Ltd.

Los Angeles, California, February 4, 2021 (GLOBE NEWSWIRE) -- ATIF Holdings Limited (Nasdaq: ATIF, the “Company”), a holding group providing business and financial consulting in Asia and North America, today announced the closing of the sale of Leaping Group Co., Ltd (“Leaping”) contemplated by its previously announced Sale and Purchase Agreement Regarding Issued Shares of Leaping Group Co., Ltd. (the “Agreement”), pursuant to which the Company sold all of its shares of Leaping to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. The closing of the Agreement took place on January 29, 2021 and Leaping is no longer a subsidiary of the Company.

About ATIF Holdings Limited

Headquartered in Los Angeles, California, ATIF Holdings Limited ("ATIF") is a holding group with asset management, investment holding and online financial information business and provide business consulting services to small and medium-sized enterprises in Asia and North America. ATIF operates an internet-based financial information service platform IPOEX.com, which provides prestige membership services including market information, pre-IPO education, IR media and matchmaking services between SMEs and financing institutions. ATIF’s investment holding business is to provide going public consulting, M&A consulting and financial consulting services to SMEs. ATIF has advised several enterprises in China in their plans to become publicly listed in the U.S. ATIF plans to launch securities investment service and investment advisory in Q1 2021. For more information, please visit https://ir.atifchina.com/.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantee of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: future financial and operating results, including revenues, income, expenditures, cash balances and other financial items; ability to manage growth and expansion; current and future economic and political conditions; ability to compete in an industry with low barriers to entry; ability to continue to operate through our VIE structure; ability to obtain additional financing in the future to fund capital expenditures; ability to attract new clients and further enhance brand recognition; ability to hire and retain qualified management personnel and key employees; trends and competition in the financial consulting services industry; a pandemic or epidemic; and other factors listed in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions you that actual results may differ materially from the anticipated results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. These forward-looking statements are made as of the date of this news release.

Media contact:

Anna Huang

+86-139-2726-7157

anna@atifchina.com